Exhibit 99.1

Aptorum Group Limited Reports 2019 Fiscal Year End Financial Results and Provides Business Update

NEW YORK, April 29, 2020 – Aptorum Group Limited (NASDAQ: APM), a biopharmaceutical company focused on the development of novel therapeutics to address global unmet medical needs, today announced financial results for the fiscal year ended December 31, 2019, and provided a business update.

Aptorum Group’s operational plans remain on track. In particular, the recently announced updates on SACT-1 (targeting neuroblastoma) and ALS-4 (targeting Staphylococcus aureus) remain on track for its pre-IND preparation work. The Company will continue to target IND submission in the second half of 2020, subject to regulatory review of the IND application. With the additional capital raised in February 2020, the Company is also on track to expand strategic initiatives including the discovery and development pipeline such as the recently announced initiative SACT-COV19 (targeting COVID-19 disease) and additional Smart-Act platform projects being SACT-2 and SACT-3, which will be announced in due course. The Company, together with the distributor, is also focused on the distribution of the recently announced non-hormonal based Dioscorea opposita bioactive nutraceutical supplement targeting woman’s health during the menopausal or post-menopausal cycles. In light of the global coronavirus situation, the Company would like to report that its day-to-day operations continue as normal.

Clinical Pipeline Update and Upcoming Milestones

In March 2020, Aptorum Group initiated an additional R&D program targeting the coronavirus group. The Company has completed initial screening under our existing Smart-ACT™ platform, a repurposed and new drug discovery platform, to select at least three potential candidates for further preclinical investigation against the new coronavirus disease, COVID-19, out of a library of more than 2,600 small drug molecules that were previously approved for other indications.

Announced further positive data from the current investigational new drug (IND)-enabling studies for ALS-4, a small drug molecule candidate for the treatment of infections caused by Staphylococcus aureus. Subject to positive completion of the current studies, Aptorum Group targets to submit IND for ALS-4 in the second half of 2020 and commence Phase 1 trials in North America.

Announced positive data and development in relation to our first repurposed drug candidate, SACT-1, for the treatment of neuroblastoma, a rare form of cancer that develops in infants and young children. Subject to completion of current validation studies, Aptorum Group targets to leverage the US FDA 505(b)(2) regulatory process pathway and make the IND submission for SACT-1 in the second half of 2020 and commence clinical trials in North America.

Corporate Highlights

In 2019, Aptorum Group entered into two separate promissory notes and line of credit agreements and obtained a $15 million line of credit facility.

Full year 2019 research and development expenses of $6.9 million, an increase of $3.8 million over the full year 2018.

In January 2020, Aptorum Group entered into a regional distribution agreement with Hong Kong-based Multipak Limited for the commercialization of our NLS-2 dietary supplement for women undergoing menopause and suffering from related symptoms. The Dioscorea opposita bioactive nutraceutical tablets have commenced production in Canada and will shortly be marketed under the brand name NativusWellTM.

In February 2020, Aptorum Group completed a capital raise of approximately USD10 million by a registered direct offering of 1,351,350 Class A ordinary shares and warrants to purchase 1,351,350 of its Class A ordinary shares.

Fiscal Year End Financial Results

Aptorum Group reported a net loss of $20.1 million in 2019, as compared to $15.1 million in 2018. The increase in net loss in 2019 was driven by the increase in research and development expenses due to the increase in consultation services for research and development projects.

Research and development expenses were $6.9 million in 2019 as compared to $3.1 million in 2018. The increase in research and development expenses in 2019 was primarily due to the increase in consultation services for R&D projects.

General and administrative fees were $7.4 million in 2019 as compared to $4.9 million in 2018. The increase in general and administrative expenses 2019 was mainly driven by the issuance of share options to our directors, employees, external consultants and advisors in 2019 as compensation of their services.

Legal and professional fees were $3.4 million in 2019 as compared to $1.8 million in 2018. The increase in legal and professional fees was mainly due to the increased business consultant services engaged in 2019 and the increased in token related expenses.

Aptorum Group ended 2019 with $5.3 million in cash and restricted cash as compared to $26.1 million as of December 31, 2018. The decrease in cash and restricted cash was mainly the result of the repayment of $13.6 million of convertible bonds and a net loss of $20.1 million during the year, partly offset by the loan from related parties of $6.3 million and adjustment of net non-cash expenses of $5.5 million.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum Group’s current drug pipeline includes indications in orphan diseases, infectious diseases and metabolic diseases and a number of which are targeted to enter clinical trial phases in 2020. Aptorum Group also operates a women’s health supplement business whose Dioscorea opposita Bioactive Nutraceutical Tablets are currently being commercialized.

For more information about the Company, please visit www.aptorumgroup.com.

Investor Relations

investor.relations@aptorumgroup.com

+852 2117 6611

U.S. Investor Relations

RedChip Companies, Inc.

Dave Gentry

407-491-4498

Media

info@aptorumgroup.com

+ 852 2117 6611

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward-looking statements are subject to change. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

APTORUM GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For Years Ended December 31, 2019 and 2018

(Stated in U.S. Dollars)

	Year Ended December 31, 2019	Year Ended December 31, 2018

Revenue
Healthcare service income	$535,166	$383,450

Operating expenses
Cost of healthcare service	(794,545)	(318,011)
Research and development expenses	(6,939,051)	(3,101,432)
General and administrative fees	(7,373,425)	(4,919,626)
Legal and professional fees	(3,405,705)	(1,811,770)
Other operating expenses	(220,891)	(560,709)
Total expenses	(18,733,617)	(10,711,548)

Other (loss) income
(Loss) gain on investments in marketable securities, net	(81,839)	501,522
Gain on non-marketable investments	1,147,190	-
Gain (loss) on investments in derivatives, net	87,599	(974,444)
Realized gain on use of digital currencies	46,717	-
Gain on extinguishment of convertible debts	1,198,490	-
Changes in fair value of warrant liabilities	(866,300)	124,726
Interest expense, net	(3,699,672)	(4,458,191)
Rental income	16,868	-
Sundry income	232,460	-
Total other loss, net	(1,918,487)	(4,806,387)

Net loss	(20,116,938)	(15,134,485)
Less: net loss attributable to non-controlling interests	(1,430,176)	(302,762)

Net loss attributable to Aptorum Group Limited	$(18,686,762)	$(14,831,723)

Net loss per share – basic and diluted	$(0.64)	$(0.53)
Weighted-average shares outstanding – basic and diluted	29,008,445	27,909,788

Net loss	$(20,116,938)	$(15,134,485)

Other Comprehensive loss
Unrealized loss on investments in available-for-sale securities	-	(1,122,251)
Exchange differences on translation of foreign operations	(10,897)	5,345
Other Comprehensive loss	(10,897)	(1,116,906)

Comprehensive loss	(20,127,835)	(16,251,391)
Less: comprehensive loss attributable to non-controlling interests	(1,430,176)	(302,762)

Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(18,697,659)	(15,948,629)

APTORUM GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2018

(Stated in U.S. Dollars)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$5,189,003	$12,006,624
Restricted cash	104,170	14,100,614
Digital currencies	1,539	-
Accounts receivable	40,543	2,827
Inventories	34,185	30,642
Marketable securities, at fair value	1,063,111	1,014,338
Investments in derivatives	203,320	115,721
Amounts due from related parties	962	169,051
Due from brokers	317,005	818,968
Other receivables and prepayments	1,079,043	464,156
Total current assets	8,032,881	28,722,941
Property, plant and equipment, net	7,093,035	4,260,602
Non-marketable investments	7,112,180	7,094,712
Intangible assets, net	1,311,683	1,409,540
Amounts due from related parties	50,000	50,000
Long-term deposits	294,606	3,417,178
Other non-current asset	59,833	119,667
Total Assets	$23,954,218	$45,074,640

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$41,593	$33,417
Accounts payable and accrued expenses	2,586,527	1,247,147
Finance lease payable, current portion	46,555	43,877
Warrant liabilities	-	753,118
Convertible debts	-	10,107,306
Total current liabilities	2,674,675	12,184,865
Finance lease payable, non-current portion	97,319	143,873
Loan payables to related parties	6,330,472	-
Total Liabilities	$9,102,466	$12,328,738

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($1.00 par value; 60,000,000 shares authorized, 6,597,362 shares issued and outstanding at December 31, 2019 and 6,537,269 shares issued and outstanding at December 31, 2018, respectively)	$6,597,362	$6,537,269
Class B Ordinary Shares ($1.00 par value; 40,000,000 shares authorized, 22,437,754 shares issued and outstanding as at December 31, 2019 and 2018)	22,437,754	22,437,754
Additional paid-in capital	24,887,624	23,003,285
Accumulated other comprehensive loss	(5,552)	(1,484,688)
Accumulated deficit	(37,555,980)	(17,379,185)
Total equity attributable to the shareholders of Aptorum Group Limited	16,361,208	33,114,435
Non-controlling interests	(1,509,456)	(368,533)
Total equity	14,851,752	32,745,902
Total Liabilities and Equity	$23,954,218	$45,074,640

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